HERSHA HOSPITALITY TRUST

November 22, 2006

VIA EDGAR AND FACSIMILE: 202-772-9210

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Amanda McManus

Hersha Hospitality Trust

Registration Statement on Form S-3

File No. 333-138038

Dear Ms. McManus:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hersha Hospitality Trust hereby requests acceleration of effectiveness of the above-captioned registration statement to 2:00 PM on Tuesday, November 28, 2006, or as soon thereafter as practicable. If you have questions or comments regarding this request, please call James S. Seevers, Jr. of Hunton & Williams LLP at (804) 788-8573.

Very truly yours, HERSHA HOSPITALITY TRUST
By:	/s/ Ashish R. Parikh

Name: Ashish R. Parikh Title: Chief Financial Officer (Principal Financial Officer)